BAKER & MCKENZIE
貝克・麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR
[redacted]

07028705

www.bakernet.com

RECEIVED

Our ref: 32002208-000004

December 12, 2007

SUPPL

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated December 11, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-1742 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

PROCESSED
DEC 28 2007
THOMSON FINANCIAL

Joyce Ip / Joy Chen

12/19

Encl.

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission on December 11, 2007:

1. Announcement of Unusual Price and Trading Volume Movements by China Shipping Container Lines Company Limited, released on December 12, 2007.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2866)

Unusual Price and Trading Volume Movements

This statement is made at the request of The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**"). We have noted today's decreases in the price and increases in the trading volume of the H shares of China Shipping Container Lines Company Limited (the "**Company**").

The board of directors of the Company (the "**Board**") confirms that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under Rule 13.23 of the Rules Governing the Listing of Securities on the Stock Exchange (the "**Listing Rules**"). Neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Company, the Board of which individually and jointly accept responsibility for the accuracy of this statement.

By order of the Board of
China Shipping Container Lines Company Limited
Ye Yumang
Company Secretary

Shanghai, the People's Republic of China
12 December 2007

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi, Mr. Shen Kangchen and Mr. Shen Zhongying, being independent non-executive Directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

貝克·麥堅時律師事務所

Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

December 11, 2007

Our ref: 32002208-000004

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

SUPPL

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated December 7, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-1742 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Ip / Joy Chen

Encl.

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission on December 7, 2007:

1. Announcement of the Completion of the A Share Issue by China Shipping Container Lines Company Limited, released on December 10, 2007.

中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2866)

COMPLETION OF THE A SHARE ISSUE

> This announcement is made pursuant to Rule 13.09(1) of the Listing Rules.
>
> The Board is pleased to announce that the A Shares of the Company will be listed and will commence trading, on the Shanghai Stock Exchange on 12 December 2007.

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules.

Reference is made to the Company's announcements dated 9 August 2007, 19 November 2007, 27 November 2007, 3 December 2007, 6 December 2007 and the circular to Shareholders dated 15 August 2007 in respect of the A Share Issue. Unless otherwise indicated, capitalised terms used in this announcement shall have the same meanings as those defined in the said announcements and circular.

The Board is pleased to announce that the A Share Issue has been completed and listing approval for the A Shares from the Shanghai Stock Exchange has been obtained on 10 December 2007. The A Shares will be listed and will commence trading, on the Shanghai Stock Exchange on 12 December 2007. Some key information in respect of the A Share listing is as follows:

Place of listing:	Shanghai Stock Exchange
Date of listing:	12 December 2007
Stock Name:	中海集運
Stock Code:	601866
Total number of issued Shares after Completion of the A Share Issue:	11,683,125,000 Shares (comprising 3,751,000,000 H Shares and 7,932,125,000 A Shares, of which 5,595,500,000 A Shares are held by China Shipping (Group) Company)

The gross proceeds of the A Share Issue is approximately RMB15,468,457,500 (equivalent to approximately HK$15,468,457,500) and, after deducting related expenses of approximately RMB246,594,000 (equivalent to approximately HK$246,594,000), the net proceeds of the A Share Issue is approximately RMB15,221,863,600 (equivalent to approximately HK$15,221,863,600). The intended use of net proceeds of the A Share Issue, which was previously set out in the Company's announcement dated 19 November 2007, is again set out below for your ease of reference:

(1) Construction of container vessels

Approximately RMB8,800,000,000 (equivalent to approximately HK$8,800,000,000) will be used to construct 8 container vessels in the PRC and 8 container vessels outside the PRC.

(2) Acquisition of assets related to container shipping business

Approximately RMB2,000,000,000 (equivalent to approximately HK$2,000,000,000) will be used to acquire assets related to the Company's core business, i.e. container shipping. Such assets mainly include shareholdings in companies which own ports or which carry on the business of the leasing or manufacture of containers or related businesses, which are owned by China Shipping (Group) Company. As at the date of this announcement, the Company has not yet determined which assets owned by China Ship (Group) Company will be acquired and there are no negotiations or agreements relating to such intended acquisitions. In the event that any of such intended acquisitions materialises, the Company will comply with the applicable disclosure, reporting and/or shareholders approval requirements under the Listing Rules accordingly.

(3) Strengthen the Company's working capital base and repay bank loans

Approximately RMB1,200,000,000 (equivalent to approximately HK$1,200,000,000) will be used to strengthen the Company's working capital base and repay bank loans in order to improve the Company's financial situation and satisfy the strategic development and operation requirement of the Company.

As the net proceeds from the A Share Issue are more than the total amount required for the above projects, the surplus amount will be used to strengthen the Company's working capital base.

Set out below is the change in the shareholding structure of the Company immediately after completion of the A Share Issue:

Name of the Shareholder	**Before Completion of the A Share Issue**		**Immediately after Completion of the A Share Issue**	
	Number of Shares	*Shareholding Percentage*	*Number of Shares*	*Shareholding Percentage*
China Shipping (Group) Company	5,595,500,000	59.87%	5,595,500,000	47.89%
Public Investors:				
A shares	–	–	2,336,625,000	20%
H shares	3,751,000,000	40.13%	3,751,000,000	32.11%
Total	9,346,500,000	100%	11,683,125,000	100%

China Shipping (Group) Company has undertaken that for a period of 36 months commencing from the date of listing of the A Shares on the Shanghai Stock Exchange, it will not transfer or entrust others to manage the A Shares which it already holds or allow such A Shares to be repurchased by the Company;

700,988,000 A Shares that have been placed with target placees off-line will be subject to a lock-up period of three months from the date of trading of A Shares subscribed for on-line on the Shanghai Stock Exchange. 1,635,637,000 A Shares that have been subscribed for on-line are not subject to any lock-up period, and will commence trading on the Shanghai Stock Exchange on 12 December 2007.

An announcement regarding completion of the A Share Issue will be published in three PRC newspapers, namely, the China Securities Journal, Shanghai Securities News and Securities Times on 11 December 2007. The announcement will set out the above information, details of the A Share Issue as well as some basic information about the Company. Such announcement and the Prospectus will be made available on the websites of the Hong Kong Stock Exchange, the Shanghai Stock Exchange (www.sse.com.cn) and the Company after close of trading on the Hong Kong Stock Exchange on 10 December 2007.

By order of the Board of
China Shipping Container Lines Company Limited
Ye Yumang
Company Secretary

Shanghai, the People's Republic of China
10 December 2007

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi, Mr. Shen Kangchen and Mr. Shen Zhongying, being independent non-executive Directors.

The exchange rate between HK$ and RMB adopted in this announcement for illustration purposes only is HK$1.00 = RMB1.00.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

END